                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                           MARKLAND TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   570 658 104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Chad A. Verdi
                             Verdi Consulting, Inc.
                   5600 Post Road # 114-372 East Greenwich RI
                                 401-454-1810
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 3, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  570-658-104                                         Page 2 of 5 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     VERDI CONSULTING, INC.*
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Rhode Island
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           3,945,000 Shares of Common Stock
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    3,945,000 Shares of Common Stock
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,945,000 Shares
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     7.65%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------
* Shares owned by Verdi Consulting Inc,. may be deemed to be beneficially owned by Chad A. Verdi, the sole shareholder of Verdi Consulting, Inc.

CUSIP No.  570-658-104                                         Page 3 of 5 Pages


--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     CHAD A. VERDI
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     UNITED STATES
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           3,945,000 Shares of Common Stock
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    3,945,000 Shares of Common Stock
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     3,945,000 Shares
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     7.65%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

This statement relates to the shares of Common Stock, $0.0001 par value per share of Markland Technologies, Inc. (the "Company"), a Florida corporation. The Company's principal executive offices are located at 54 Danbury Road, Suite #207, Ridgefield, Connecticut 06887.

As reported in the Company's quarterly report on Form 10-QSB for the quarter ended September 30, 2004, as amended, as of November 16, 2004, there were 51,564,458 shares of common stock,$0.0001 par value, of the Company issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND

2(a):

This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Verdi Consulting, Inc., a company incorporated under the laws of the State of Rhode Island ("Verdi Consulting") and (ii) Chad A. Verdi, an individual ("Mr. Verdi"). Mr. Verdi is the sole shareholder of Verdi Consulting and the president of Verdi Consulting.

2(b):

The business address for Mr. Verdi is 100 Pheasant Street, Greenwich, Rhode Island 02818.

The business address for Verdi Consulting is 5600 Post Road # 114-372 East Greenwich RI.

2(c):

The business of Verdi Consulting is that of a corporation engaged in the business of advising companies on business development and financing.

Mr. Verdi is the founder and the president of Verdi Consulting. He is an independent consultant.

2(d):

None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

2(e):

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2(f):

Mr. Verdi is a United States citizen.

Verdi Consulting is a company incorporated under the laws of the State of Rhode Island.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired shares of the Company common stock as consideration for consulting work performed by the Reporting Person pursuant to the terms of that certain Consulting Agreement, dated May 12, 2004 (the "2004 Consulting Agreement"), by and between the Company and Verdi Consulting and the 2004 Consulting Agreement is attached hereto as Exhibit A.

The Reporting Persons acquired 3,584,322 shares of the Company common stock as consideration for consulting work performed by the Reporting Person pursuant to the terms of a Consultant Agreement, dated January 3, 2005 (the "2005 Consulting Agreement"), by and between the Company and Verdi Consulting. The 2005 Consulting Agreement is attached hereto as Exhibit B.

The Reporting Persons did not acquire beneficial ownership of any of the Common Stock with borrowed funds.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person acquired the Common Stock as consideration for services provided to the Company. The Reporting Persons acquired the Common Stock for investment purposes only.

The Reporting Persons will continue to evaluate his ownership and voting position in the Company and may consider the following future courses of action:

         (i) continuing to hold the Common Stock for investment;
         (ii) disposing of all or a portion of the Common Stock in open market sales or in privately-negotiated transactions;
         (iii) acquiring additional shares of the Common Stock in the open market or in privately-negotiated transactions; or
         (iv) hedging transactions with respect to the Common Stock.

The Reporting persons have not as yet determined which of the courses of action specified in this paragraph they may ultimately take. The reporting persons' future actions with regard to this investment are dependent on their evaluation of a variety of circumstances affecting the Company in the future, including the market price of the Company's Common Stock, the Company's prospects and the Reporting Persons' portfolio.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12 of the Securities Act of 1934, as amended; or

     (j)  any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

         (i) Verdi Consulting beneficially owns 3,945,000 shares of the Company's Common Stock, making it the beneficial owner of 7.65% of the Company's Common Stock.

         (ii) Mr. Verdi beneficially owns 3,945,000 shares of the Company's Common Stock, making him the beneficial owner of 7.65% of the Company's Common Stock.

(b) The table below sets forth for the Reporting Persons the number of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

                                        Mr. Verdi        Verdi Consulting
                                      ------------    -----------------------

            Sole Power to Vote/                0                    0
            Direct Vote

            Shared Power to

            Vote/ Direct Vote          3,945,000            3,945,000

            Sole Power to                      0                    0
            Dispose/ Direct
            Disposition

            Shared Power to
            Dispose/ Direct
            Disposition                3,945,000            3,945,000


(c) There have been no purchases or sales of the Company's stock by any of the reporting Persons within the last sixty days, except that:

         (1) Pursuant to the terms of the 2005 Consultant Agreement, on January 3, 2004, the Reporting Persons received 3,584,322 shares of the Company's Common Stock, as compensation for services rendered to the Company. The Company issued these securities in a private placement pursuant to Section 4(2) of the Securities Act of 1933, as amended. These shares have not been registered with the SEC.

(d) No person other than the owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

SEE Exhibit A, 2004 Consulting Agreement, which is incorporated herein by reference pursuant to which Markland Technologies, Inc. retained Verdi Consulting, to assist with respect to the Issuer's operations as more specifically described therein. Mr. Verdi is the sole shareholders and president of Verdi Consulting.

SEE Exhibit B, 2005 Consultant Agreement, which is incorporated herein by reference pursuant to which Markland Technologies, Inc. retained Verdi Consulting, to assist with respect to the Issuer's operations as more specifically described therein. The Reporting Person is the President and owner of Verdi Consulting.

                      BRIEF DESCRIPTION OF THESE AGREEMENTS

2004 CONSULTING AGREEMENT
-------------------------

On May 12, 2004, the Company entered into a five-year consulting agreement with Verdi Consulting, a corporation wholly owned and operated by Chad Verdi. Verdi Consulting has assisted us with a variety of tasks including strategic planning; identifying, structuring and closing on acquisitions; finding financing; investor relations; and general business advice. This agreement provides for the following remuneration:

o Base annual remuneration of $300,000 payable over the five-year period ending January 2, 2009;

o Discretionary bonuses over the term of the agreement of up to 300% of the base remuneration; and

o Conditional stock grants over the period commencing April 1, 2004 through January 2, 2008, based on defined performance criteria.

         The stock grants, if all earned, entitle Verdi Consulting to receive up to 7.5% of the Company's common stock on a fully diluted basis. These grants are earned according to the following schedule:

                            STOCK PERCENTAGE            GRANT DATE
                            ----------------            ----------
          Grant 1                  2.5%                April 1, 2004
          Grant 2                  1.0%                July 1, 2004
          Grant 3                  1.0%                October 1, 2004
          Grant 4                  1.0%                January 2, 2005
          Grant 5                  1.0%                January 2, 2006
          Grant 6                  0.5%                January 2, 2007
          Grant 7                  0.5%                January 2, 2008

         The number of shares of common stock to be granted on each grant date is equal to the product of (a) the number of fully diluted shares outstanding at the grant date and (b) the stock percentage associated with that grant date.

         o In the event of a change in control of the Company during the period covered by the agreement, each executive/consultant will automatically be granted all remaining stock grants and will be due cash and expense compensation for the shorter of
                  (i) three years from the date of the change in control, or
                  (ii) until the end of the term of the agreement. A change in control is defined by the agreements as a change in the majority ownership of the equity of the company, the resignation or termination of the majority of the board of directors within a two month period, or the replacement of the CEO or the President of the Company.

         The Company also executed an amendment to this agreement which provided for a higher initial grant of shares in exchange for the omission of antidilution protection in the agreement, a concession granted prior to execution of the agreement. This amendment to the Consulting Agreement was filed with the SEC as an exhibit to the Registration Statement on Form SB-2/1A (File # 333-1155395) filed on June 17, 2004.

         Grants of our common stock made in connection with this consulting agreement to date include 1,525,258 issued on May 12, 2004, 1,006,902 shares issued on July 28, 2004, and 1,205,479 shares issued on October 4, 2004. The issuance of these securities was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, as a sale not involving a public offering.

2005 CONSULTING AGREEMENT WITH VERDI CONSULTING
-----------------------------------------------

         On January 3, 2005, the Company also entered in to a Consultant Agreement with Verdi Consulting, Inc. Chad Verdi, a shareholder of the Company, is the sole shareholder of Verdi. The Consultant Agreement provides for a term of engagement of five years beginning on January 1, 2004, to perform duties related to business development and financing.

         Under the terms of the agreement, Verdi is to receive payment of $300,000 per year, payable in equal monthly installments, as well as periodic grants of the Company's Common Stock. The amount of the grants is calculated as a percentage of the Company's outstanding securities and is described below:


          Grant            Stock Percentage             Final Date
     ----------------- ------------------------ ----------------------------
     Grant One                    2.5                  April 1, 2004
     ----------------- ------------------------ ----------------------------
     Grant Two                   1.00%                 July 1, 2004
     ----------------- ------------------------ ----------------------------
     Grant Three                 1.00%                  Oct 1, 2004
     ----------------- ------------------------ ----------------------------
     Grant Four                  2.5%                 January 3, 2005
     ----------------- ------------------------ ----------------------------
     Grant Five                  0.5%                  July 1, 2005
     ----------------- ------------------------ ----------------------------

         As reported on our current report on Form 8-K dated January 7, 2005, the first grant, made on January 3, 2005, was for 3,584,322 shares. These shares have not been registered with the SEC and were granted in reliance on Section 4(2) of the Securities Act of 1933. The result of this grant is that Chad Verdi is the beneficial owner of 4,210,328 shares of our Common Stock, which is 5.60% of our outstanding Common Stock.

         The Consultant Agreement provides for an acceleration of stock grants and payment to Verdi upon a change in control resulting in the voluntary or involuntary termination of a majority of the current board of directors, the current chief executive officer or the current president. In the event of such a change in control, all pending stock grants will immediately be granted and an amount equal to the lesser of three times its then annual payment or the payments owed through the end of the Consultant Agreement will be placed into an escrow account for distribution to Verdi. This agreement supplants a previous Consultant agreement with Verdi dated May 12, 2004. amended on June 2004.

         The consultant agreement provides that in the event that Verdi's engagement with the Company is terminated by the Company without cause (as that term is defined in Section 8 of the agreement), or by Verdi for "Good Reason" (as that term is defined in Section 8(f) of the agreement, the Company shall continue to provide Verdi's base payments and provide health insurance benefits through the earlier of (a) three months from the date of termination or (b) until Verdi shall find other full time employment. In the event that the engagement with the Company is terminated for any other reason, there shall be no continuation of cash salary payments or health insurance.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A: Consulting Agreement by and between Verdi Consulting and Markland Technologies, Inc., dated May 12, 2004.

EXHIBIT B: Consultant Agreement by and between Verdi Consulting and Markland Technologies, Inc., dated January 3, 2005.

EXHIBIT C: Joint Filing Agreement dated January 13, 2005

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        Date: January 13, 2005


                                        Signature: /s/ Chad A. Verdi
                                        Name: Verdi Consulting, Inc.
                                        Title: President

                                        Signature: /s/ Chad A. Verdi
                                        Name: Chad A. Verdi

                                  EXHIBIT INDEX


EXHIBIT A: Consulting Agreement by and between Verdi Consulting and Markland Technologies, Inc., dated May 12, 2004.*

EXHIBIT B: Consultant Agreement by and between Verdi Consulting and Markland Technologies, Inc., dated January 3, 2005.**

EXHIBIT C: Joint Filing Agreement dated January 13, 2005



* Included in Current Report on Form 8-K filed by Markland Technologies, Inc. on [ ], 2004, and incorporated by reference herein.

** Included in Current Report on Form 8-K filed by Markland Technologies, Inc. on January 7, 2005, and incorporated by reference herein.

                                                                       EXHIBIT C



                             JOINT FILING AGREEMENT

         This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the rules adopted thereunder may be filed on each of their behalf on
Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirement for making a joint filing under Rule 13d-1.

Dated: January 13, 2005



VERDI CONSULTING, INC.

By:      /s/ Chad A. Verdi
         ------------------
         Name:   Chad Verdi
         Title:    President

CHAD A. VERDI


By:      /s/ Chad A.  Verdi
         Chad Verdi